SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No.1 to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

American Reprographics Company
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)

029263100
(CUSIP Number of Class of Securities’ Underlying Common Stock)

K. Suriyakumar
President and Chief Executive Officer
American Reprographics Company
1981 N. Broadway, Suite 385
Walnut Creek, California 94596
(925) 949-5100
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Glenn J. Luinenburg, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,213,574	$67.72

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,177,425 shares of common stock of American Reprographics Company having an aggregate value of $1,213,574 as of April 17, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$67.72
Form or Registration No.:	Schedule TO-I
Filing party:	American Reprographics Company
Date filed:	April 22, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission on April 22, 2009 (the “Schedule TO”) by American Reprographics Company, a Delaware corporation (“ARC” or the “Company”), in connection with the Company’s offer to exchange certain outstanding options to purchase shares of the Company’s common stock granted under the Company’s 2005 Stock Plan.
     Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.
Item 4. Terms of the Transaction.
     (a) Material Terms.
     The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Q&A” and the sections under the caption “The Offer” titled “Eligibility,” “Number of options; expiration date,” “Purpose of the offer,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of New Options,” “Conditions of the offer,” “Price range of shares underlying the options,” “Source and amount of consideration; terms of new options,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material U.S. federal income tax consequences,” “Material non-U.S. income tax consequences and certain other non-U.S. considerations,” “Extension of offer; termination; amendment” and Schedule E attached to the Offer to Exchange is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (b) Use of Securities Acquired.
     The information set forth in the Offer to Exchange under the captions “The Offer—Acceptance of options for exchange and issuance of New Options” and “The Offer—Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (b) Conditions.
     The information set forth in the Offer to Exchange under the caption “Conditions of the offer,” is incorporated herein by reference.
Item 10. Financial Statements.
     (a) Financial Information.
     Attached as Schedule B to the Offer to Exchange are the Company’s audited consolidated financial statements for the fiscal years ended December 31, 2008 and 2007. Attached as Schedule C to the Offer to Exchange are the Company’s unaudited interim consolidated financial statements for the quarter ended September 30, 2008. Attached as Schedule D to the Offer to Exchange are the ratios of earnings to fixed charges for the fiscal years ended December 31, 2008 and 2007 and for the three- and nine-month periods ending September 30, 2008, and the book value per share as of December 31, 2008. See also the information in the Offer to Exchange under the captions “The Offer—Financial statements” and “The Offer—Additional information”.
Item 12. Exhibits.
     The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

AMERICAN REPROGRAPHICS COMPANY
/s/ Kumarakulasingam Suriyakumar
Kumarakulasingam Suriyakumar
Chief Executive Officer and President

Date: May 13, 2009

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated April 22, 2009.

(a)(1)(B)*	E-mail to all Eligible Employees from Kumarakulasingam “Suri” Suriyakumar dated April 22, 2009.

(a)(1)(C)*	Form of E-mail Announcement of Offer to Exchange.

(a)(1)(D)*	Election Form.

(a)(1)(E)*	Screen Shots of Offer Website.

(a)(1)(F)*	Confirmation of Receipt of Election Form.

(a)(1)(G)*	Form of Reminder E-mail.

(a)(1)(H)*	Offer Period Expiration Notice.

(a)(1)(I)*	Instructions Forming Part of the Terms and Conditions of the Offer.

(a)(1)(J)*	Agreement to Terms of Election.

(b)	Not applicable.

(d)(1)	American Reprographics Company Employee Stock Purchase Plan, incorporated herein by reference to Exhibit 10.9 to the Company’s registration statement on Form S-1, filed with the SEC on October 15, 2004.

(d)(2)	American Reprographics Company 2005 Stock Plan, incorporated herein by reference to Exhibit 10.7 to the Company’s registration statement on Form S-1/A, filed with the SEC on January 13, 2005.

(d)(3)	Forms of Stock Option Agreements under the 2005 Stock Plan, incorporated herein by reference to Exhibit 10.8 to the Company’s registration statement on Form S-1, filed with the SEC on October 15, 2004.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on Schedule TO on April 22, 2009.